Mail Stop 0305
      June 13, 2005


Harry Wachtel
Chief Executive Officer
6413 Congress Avenue, Suite 260
Boca Ranton, Florida 33487


Re:	AutoInfo, Inc.
	Amendment No. 1 to Registration Statement on Form S-2
Filed May 26, 2005
	File No. 333-123710

Dear Mr. Wachtel:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Available Information, page 28
1. We note your response to comment 34 on page 28, but reissue the comment. Please delete the last sentence in the second paragraph stating that each statement in the prospectus is qualified by the contents exhibits in the registration statement.

Financial Statements

Index, page F-1
2. Your financial statements should be updated to comply with Rule
3-
10 (g) of Regulation S-B. Summary and Selected Financial Information, the Capitalization Table and MD&A should be updated as well. Please revise.
Consolidated Statements of Stockholder`s Equity, page F-5
3. We have reviewed the revisions you made in response to our prior comment 38. Your attention is also invited to the disclosure requirements of paragraph 46 of SFAS 123 with regard to equity instruments used to acquire goods and services other than employee services. It appears that it would be appropriate to separately disclose the nature of and reasons for the awards to sales agents and to state, if true, that their general terms do not differ from the terms of the awards granted to employees. In this regard, we assume that the assumptions disclosed in Note 6 apply to options awarded to both employees and to sales agents. Please confirm. Finally, please expand your footnote to specifically disclose the aggregate number of shares for which options were granted to sales agents.

Consolidated Statements of Cash Flows, page F-6
4. We note your response to our prior comment 40. Please also revise your filing to disclose this non-cash conversion in the statements of cash flows supplemental schedule of non-cash items disclosure on page
F-15.

Notes to the Consolidated Financial Statements, Revenue
Recognition,
page F-8
5. We note your response to our prior comment 41. We note that consistent with your disclosure in your Form S-2, you state that you meet the gross revenue recognition criteria under EITF 99-19 paragraphs 7, 9, 11, and 14. However, it is unclear to us how you have determined this and what criteria you utilized to arrive at this conclusion. Please describe to us, in detail, how you arrived at this conclusion based on your specific contractual relationships. Additionally, we did not note any discussion regarding gross revenue recognition for your contract carrier activities.

In this regard, as indicated in paragraph 6 of the EITF, each of the indicators is relevant to your conclusion and none should be considered presumptive or determinative. Instead the relative strength of each indicator should be considered. Therefore, in your response please address each of the factors in paragraphs seven through 17 of the EITF. Support your conclusion regarding each factor by describing the specific terms of your contracts. Explain how you considered each of the indicators set forth in paragraphs 8,
11, 12 and 13 of the EITF. Your response should be detailed and specific.

Finally, we note that the accounting policies footnote for revenue recognition presented in your Form 10-Q states that you recognize revenue upon pick up of freight, at which time the related transportation cost is also recognized. At that time, you consider your obligations to be completed. If true, this practice appears to be inconsistent with your assumptions regarding the gross reporting of revenue. This practice also appears to be inconsistent with the revenue recognition disclosures on page F-8 of your Form S-2. Please explain and also describe whether and how your practice differs when you serve as a contract carrier. Revise your filing and advise as appropriate. We may have further comments upon review of your response.

Exhibits
6. An updated accountant`s consent should be included in the amendment that is to be declared effective.

*****

Closing

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rule 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Robert Perdue at (202) 551-3303 or Margery Reich, at (202) 551-3347, if you have questions regarding comments on the financial statements and related matters. Please contact Messeret Nega at (202) 551-3316 or me at (202) 551-3348 with any other questions.


      Sincerely,



      Jennifer G. Williams
      Special Counsel


cc:	Via Facsimile (212) 838-9190
	Kenneth S. Rose, Esq.
	Morse, Zelnick, Rose & Lander, LLP


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Harry Wachtel
AutoInfo, Inc.
June 13, 2004
Page 1